[INSERT ADVENT LETTERHEAD]

July 16, 2015

VIA EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Ms. Laura Hatch

Re:    Advent Claymore Convertible Securities and Income Fund (NYSE: AVK)
Advent Claymore Convertible Securities and Income Fund II (NYSE: AGC)
Advent/Claymore Enhanced Growth & Income Fund (NYSE: LCM)
(File Nos. 811-21309, 811-22022 and 811-21504) (the “Registrants”)
Review of Financial Statements

Dear Ms. Hatch:

On behalf of the Registrants, we wish to respond by this letter to comments of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) staff on Registration’s 2014 Annual Report on Form N-CSR filed on January 9, 2015. Unless otherwise indicated, all financial disclosure comments apply to future reports of the Registrants. The SEC Staff’s comments were conveyed via a telephone conversation with Advent Capital Management, LLC on June 1, 2015. A summary of the SEC Staff’s comments, followed by the responses of the Registrant, is set forth below:

1.	Comment: Please update the Fidelity Bond Filings for each of the Funds.

Response:    The Fidelity Bond Filings have been updated for each of the three funds.

2.
Comment:    For AVK and AGC, please explain why HIG BBC Intermediate Holdings, LLC, described in the Portfolio of Investments as a payment-in-kind bond (PIK) does not appear in the Statement of Cash Flows as a non-cash item:

Response: The issuer of the HIG BBC Intermediate Holdings bonds has the option to pay interest either in cash or pay-in-kind. All interest payments to date have been cash. We will update the footnote disclosure in the Portfolio of Investments for this respective security.

3.
Comment:    In the Statement of Changes in Net Asset, please explain the differences in presentation of “Distributions to Shareholder” between the three Funds? LCM appears to be in the proper presentation.

Response:    Per the AICPA Audit & Accounting Guide for Investment Companies, “the Distribution to Shareholders as reflected on the Statement of Changes in Net Assets should be disclosed as a single line item, except for tax return of capital distributions, which should be disclosed separately.” Since AGC’s and AVK’s earnings and profits exceeded their distributions, they did not have a tax return of capital for the year ended 2014. As a result, their distributions were disclosed as a single line item on the Statement of Changes in Net Assets. LCM’s distributions exceeded its earnings and profits and thus had a tax return of capital for the year ended 2014. As a result, LCM disclosed a separate line item on its Statement of Changes in Net Assets to reflect its tax return of capital.

4.	Comment: On the Funds’ website, expense ratio disclosed excludes interest expense. Please reflect interest expense in the expense ratios, or disclose interest expense in a footnote.

Response:    The website disclosure has been revised. The footnote to the expense ratio now includes a disclosure that the expense ratio presented excludes interest expense. Additionally, the interest expense ratio for the year-ended October 31, 2014 is disclosed.

5.	Comment: In the Statement of Operations for AGC and LCM, please explain the difference between “Investment Management Fees” and “Investment Advisory Fees”?

Response:    Guggenheim Funds Investment Advisors, LLC (“Guggenheim”) is the investment Advisor for AGC and LCM; while Advent Capital Management, LLC (“Advent”) is the Investment Manager. This is consistent with the contractual arrangements with AGC and LCM and Guggenheim and Advent. This arrangement is similar to an advisor/sub-advisor relationship.

Sincerely,

/s/ Robert White

Robert White
Treasurer and CFO of
AVK, AGC, LCM